SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

INUKSHUK CELEBRATES QUEBEC E-LEARNING PARTNERSHIPS

Quebec City, February 20, 2004 - Montreal-based broadband wireless company, Inukshuk Internet Inc., today hosted an event at the Tele-Universite in Quebec City, with Quebec's Minister of Labour, Mr. Michel Despres, as well as a number of partners and invited guests in attendance. The event was held in order to celebrate seven innovative learning projects, all from the Province of Quebec, to which Inukshuk has committed some $700,000 under its Learning Plan. These public/private partnerships are focused on the development of new multimedia, feature-rich content, covering a wide range of topics and interests. They are designed to ultimately be delivered via high-speed Internet access.

"Inukshuk is proud to be part of this unique public/private sector collaboration." said Andre Tremblay, Chairman and CEO of Inukshuk. "Our Learning Plan was created to offer long-term, mutually beneficial partnerships with learning communities, and to help answer requirements for online learning content. With today's event, and our recent launch of commercial service in Yellowknife, Inukshuk continues to deliver on its vision and promise."

Representatives from each of the seven projects spoke at the event. The various projects are:

  Databank of Information Technology Learning Resources , from the Ecole de Technologie Superieure.
  Web-Based Teaching Tool with Practical Examples on Video that Foster the Sharing of Educational Expertise (from Preschool to High school), from the Association quebecoise des utilisateurs de l'ordinateur au primaire-secondaire (A.Q.U.O.P.S.).
  The French Language and Culture in North America: Phase 1, from Universite Laval.
  Generic Games: Multipliers of Canadian Multimedia Learning Content on the Information Highway, from the Societe pour l'apprentissage a vie (SAVIE) Inc.
  Integration of multimedia resources to address the school dropout problem, from the Commission scolaire des Draveurs.
  Web Portraits: A Day in the Life of an Engineer, from Concordia University.
  Development of an interactive learning community on the Web that will be a showcase and a forum for the projects of school groups that use information technology as their principal teaching tool, from the Commission scolaire des Decouvreurs.

Launched in 2001, Inukshuk's Learning Plan is the result of extensive consultation across the country, carried out to identify the needs and priorities of learners. It aims to answer requirements for online learning content in three specific ways: Connectedness, Content and Continuity. Inukshuk has established a Partnership Committee in each of its licensed service areas to provide direction and guidance on projects.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name.

Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Systems (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

Inukshuk Internet and SSI Micro announced, on February 11, 2004, the launch of commercial MCS services in Yellowknife, Northwest Territories. On November 19, 2003, Inukshuk Internet announced that it had formed a new venture with Allstream Inc. and NR Communications to further expedite and extend MCS network deployment.

For more information, visit www.inukshuk.ca, and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For information:

Claire Fiset
Microcell Telecommunications
514 992-1368
claire.fiset@microcell.ca